SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                   --------


                                   FORM 6-K
                                   --------



                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              For August 31, 2005



                                 CNOOC Limited

                (Translation of registrant's name into English)
                -----------------------------------------------



                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)
                -----------------------------------------------







         (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



Form 20-F     X                Form 40-F
              ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes                            No           X
              ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

Company Announcement
--------------------

                               [GRAPHIC OMITTED]
                                CNOOC Limited
                               (GRAPHIC OMITTED)
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
                               (Stock Code: 883)

               ANNOUNCEMENT OF 2005 INTERIM RESULTS (UNAUDITED)

--------------------------------------------------------------------------------------------
                        FINANCIAL AND BUSINESS SUMMARY
                                             First half of 2005               % change over
                                                                         first half of 2004
Total net production of oil and gas          420,325 BOE per day                      14.9%
Consolidated turnover                        RMB 32.83 billion                        35.0%
Consolidated net profit                      RMB 11.83 billion                        68.6%
Basic earnings per share                     RMB 0.29                                 70.6%
Diluted earnings per share                   RMB 0.28                                 64.7%
Interim dividend                             HK$0.05 per share                        66.7%
Special interim dividend                     HK$0.05 per share                            -
--------------------------------------------------------------------------------------------

CHAIRMAN'S STATEMENT

During the first half of 2005, the Company continued to achieve record business results. We saw a steady growth in oil and gas production and satisfactory progress in our development projects. Benefiting from the strong international oil prices, our realised oil prices rose significantly, leading to a significant increase in our interim oil and gas revenues. Noteworthy achievements were also recorded in our overseas development. Based on these favorable factors, our interim net profit again reached a record-high level.

During this period, the management effectively implemented the development strategies of the Company and achieved stable growth across our business units. The shareholders' value was maintained and enhanced to a higher level.

Operations Review

During the first half of 2005, the Company's crude oil and natural gas production reached 64.6 million barrels and 66.7 billion cubic feet respectively. The total net oil and gas production reached 76.1 million barrels-of-oil-equivalent (BOE), representing an increase of 14.3% over the same period last year. The total net oil and gas production from offshore China reached 69.4 million BOE, representing an increase of 19.4% over the same period last year.

As the international oil prices continued their upward trend, our realised oil price soared significantly to US$43.91 per barrel, representing an increase of 36.4% from the corresponding period last year. Our realised natural gas price was US$2.95 per thousand cubic feet.

Due to the production growth and strong oil prices, our oil and gas sales reached RMB 24.73 billion during the first half of this year, representing an increase of 54.3% compared with the same period last year. Including revenues from trading and other activities, we achieved a total revenue of RMB 32.83 billion, representing an increase of 35.0% from the corresponding period last year. Our profit before tax for the first half was RMB 16.97 billion, representing an increase of 65.8% from the same period last year, and our net profit was RMB 11.83 billion, representing an increase of 68.6% compared with the same period last year.

During this period, our basic and diluted earnings per share were RMB 0.29 and RMB 0.28 respectively. According to our dividend policy, the board of directors recommended an interim dividend of HK$0.05 per share and a special interim dividend of HK$0.05 per share.

Through our vigorous exploration programs, we recorded four oil and gas discoveries, of which three were independent discoveries, namely Bozhong 34-1N, Bozhong 26-2N and Weizhou6-10, and the other one was a PSC discovery, namely Bozhong19-4N. In addition, we successfully completed appraisals of 4 discoveries, namely Bozhong3-2, Weizhou11-4N, Liuhua 19-5 (all of which were our independent discoveries), and Huizhou25-3 (which was discoveried by our PSC partners).

We made remarkable progress in the development of our oil and gas fields. Two Luda oilfields have already been successfully on stream. In addition, 8 projects are currently in progress. We are confident to complete all the projects on schedule this year.

We also achieved remarkable breakthroughs in overseas development. We entered into several PSC contracts and agreements in Asia and Africa, and acquired a stake in the Canadian-based oil sand company MEG Energy Corp..

On 23 June, we announced that we had proposed a merger with Unocal Corporation, offering US$67 in cash per Unocal share. The combination was expected to more than double our oil and gas production and increase our reserves by nearly 80%. The merger was also anticipated to increase shareholders' value. But in the following month, the unprecedented political opposition from US made it very difficult for us to accurately assess our chances of success, creating a level of uncertainty that presents an unacceptable risk to our ability to consummate this transaction. It was therefore no longer in our shareholders' best interests if we continued to pursue our bid under these circumstances. As a result, on 2 August, we announced that we had withdrawn our offer for Unocal.

Health, safety and environmental protection are always top priorities in our agenda. During the first half of 2005, we successfully obtained the No.2 License for Safe Operation in China and managed to keep our recordable accident rate and our work hours lost rate at very low levels, which were 0.37 and 0.18 respectively.

On 1 June, the Company announced the retirement of Executive Director Mr. Jiang Longsheng and the appointment of Mr. Wu Guangqi in place of Mr. Jiang Longsheng . On 8 June, the Company announced the appointment of Mr. Tse Hau Yin, Aloysius as Independent Non-executive Director of the Company in place of Dr. Erwin Schurtenberger, who had resigned for personal reason due to ill health.

Outlook

In the coming second half of 2005, the demand for energy and raw materials is expected to continue to grow as the global economy maintains its robust momentum, thus creating a favorable market environment for the Company. We will continue to focus on protecting the shareholders' interests and enhancing our operation and management capability, so as to maximize shareholders' return with outstanding operation results. Our key tasks in the second half of the year include:

o Keep our focus steady on achieving our oil and gas production targets for the year, while maintaining our competitive cost control measures and prudent financial policy.

o Achieve stable increase in our reserves through active independent and PSC explorations.

o Maintain close control over the progress, costs and quality of our planned exploration and production projects to meet the Company's development targets.

o Continue to implement opportunistic acquisition strategy in the international arena, with a fundamental objective to maximize shareholders' value.

o Continue to keep health, safety and environmental protection as our top priorities.

                                                        Fu Chengyu
                                             Chairman & Chief Executive Officer

Hong Kong, 30 August 2005

INTERIM RESULTS

The Board of Directors of CNOOC Limited (the "Company") is pleased to announce the unaudited interim results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2005 (the "Period") as follows:


CONDENSED CONSOLIDATED INCOME STATEMENT
For the six months ended 30 June 2005
(All amounts expressed in thousands of Renminbi, except per share data)

                                                                                    Six months ended 30 June
                                                                      Notes                 2005           2004
                                                                                     (Unaudited)    (Unaudited)
                                                                                                     (Restated)

REVENUE
   Oil and gas sales                                                    3             24,733,991     16,027,545
   Marketing revenue                                                    3              8,035,007      8,223,351
   Other income                                                                           63,075         69,742
                                                                                      32,832,073     24,320,638
EXPENSES
   Operating expenses                                                                (2,679,754)    (2,094,917)
   Production taxes                                                                  (1,195,322)      (726,667)
   Exploration expenses                                                                (611,276)      (550,671)
   Depreciation, depletion and amortisation                                          (2,786,582)    (2,647,826)
   Dismantlement                                                                       (106,951)       (99,542)
   Impairment                                                                           (90,189)              -
   Crude oil and product purchases                                      3            (7,951,389)    (8,122,807)
   Selling and administrative expenses                                                 (545,289)      (489,232)
   Others                                                                               (41,464)        (4,827)
                                                                                    (16,008,216)   (14,736,489)
PROFIT FROM OPERATING ACTIVITIES                                                      16,823,857      9,584,149
   Interest income                                                                       208,358         92,569
   Interest expenses                                                                   (321,354)      (219,823)
   Exchange gains/(losses), net                                                           19,209         56,866
   Short term investment gains/(losses), net                                              60,336        (1,863)
   Share of profits of associates                                                        180,480        185,301
   Non-operating income/(expenses), net                                                    1,154        541,683
PROFIT BEFORE TAX                                                                     16,972,040     10,238,882
   Tax                                                                  4            (5,143,017)    (3,221,429)
NET PROFIT                                                                            11,829,023      7,017,453
EARNINGS PER SHARE
   Basic                                                                5                RMB0.29        RMB0.17
   Diluted                                                              5                RMB0.28        RMB0.17
DIVIDENDS
   Interim dividend declared                                           10              2,138,128      1,308,225
   Special interim dividend declared                                   10              2,138,128      2,180,375
   Special interim dividend declared in place of 2003 final                                    -      2,617,526
     dividend
                                                                                       4,276,256      6,106,126


CONDENSED CONSOLIDATED BALANCE SHEET
30 June 2005
(All amounts expressed in thousands of Renminbi)

                                                                                         30 June    31 December
                                                                      Notes                 2005           2004
                                                                                     (Unaudited)      (Audited)
                                                                                                     (Restated)

NON-CURRENT ASSETS
   Property, plant and equipment, net                                                 60,139,478     57,456,697
   Intangible assets                                                    6              1,332,866              -
   Investments in associates                                                           1,335,244      1,327,109
   Available-for-sale financial assets                                                 1,017,000              -
                                                                                      63,824,588     58,783,806
CURRENT ASSETS
   Accounts receivable, net                                             7              4,785,456      4,276,489
   Inventories and supplies                                                            1,308,408      1,147,294
   Due from related companies                                                          1,944,392      1,173,374
   Other current assets                                                                1,777,136        556,931
   Available-for-sale financial assets                                                 9,149,156      5,444,113
   Time deposits with maturity over three months                                       5,903,000      8,603,000
   Cash and cash equivalents                                                          16,034,103     14,091,524
                                                                                      40,901,651     35,292,725
TOTAL ASSETS                                                                         104,726,239     94,076,531
NON-CURRENT LIABILITIES
   Long term bank loans                                                                  858,764        865,211
   Long term guaranteed notes                                                         15,886,256     15,865,165
   Derivative financial instruments                                                      454,705        448,385
   Provision for dismantlement                                                         3,278,630      3,089,448
   Deferred tax liabilities                                                            6,863,151      6,688,498
                                                                                      27,341,506     26,956,707
CURRENT LIABILITIES
   Accounts payable                                                     8              3,202,184      3,102,024
   Other payables and accrued liabilities                                              5,323,901      4,191,024
   Current portion of long term bank loans                                                20,401         24,364
   Due to related companies                                                              270,221        211,425
   Due to the parent company                                                             310,139        370,060
   Tax payable                                                                         3,199,111      2,503,466
                                                                                      12,325,957     10,402,363
CAPITAL AND RESERVES
   Issued capital                                                       9                876,635        876,586
   Reserves                                                                           64,182,141     55,840,875
                                                                                      65,058,776     56,717,461
TOTAL EQUITY AND LIABILITIES                                                         104,726,239     94,076,531


CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the six months ended 30 June 2005
(All amounts expressed in thousands of Renminbi)

                                               Share
                                         premium and
                                 Issued      capital                  Cumulative    Statutory and
                                  share   redemption    Revaluation  translation non-distributive    Other     Retained
                                capital      reserve        reserve      reserve          reserve  reserve     earnings       Total
(Unaudited)
Balances at 1 January
   2004 as previously
   reported                     876,978   20,761,205        274,671       22,647        8,050,489        -   16,750,542  46,736,532
Cumulative adjustment
   for the adoption of
   HKFRS 2 (note 1)                   -            -              -            -                -   63,502     (63,502)           -
Balances at 1 January
   2004 as restated             876,978   20,761,205        274,671       22,647        8,050,489   63,502   16,687,040  46,736,532
Repurchases of shares             (359)            -              -            -                -        -     (55,337)    (55,696)
Transfer of reserve upon
   shares repurchases                 -          359              -            -                -        -        (359)           -
Net profit for the period             -            -              -            -                -        -    7,017,453   7,017,453
2003 final and special
   final dividends                    -            -              -            -                -        -  (2,617,526) (2,617,526)
Employee share option
   expenses                           -            -              -            -                -   24,474            -      24,474
Foreign currency
   translation
   differences                        -            -              -        2,269                -        -            -       2,269
Net gains not recognised
   in the income
   statement                          -            -              -        2,269                -        -            -       2,269
Balances at 30 June 2004
   as restated                  876,619   20,761,564        274,671       24,916        8,050,489   87,976   21,031,271  51,107,506

(Unaudited)
Balances at 1 January
   2005 as previously
   reported                     876,586   20,761,597        274,671     (19,654)        9,413,610        -   25,410,651  56,717,461
Cumulative adjustment
   for the adoption of
   HKFRS 2 (note 1)                   -            -              -            -                -  110,144    (110,144)           -
Opening adjustment for
   the adoption of HKAS
   39 (note 1)                        -            -              -            -                -   20,036     (20,036)           -
Balances at 1 January
   2005 as restated             876,586   20,761,597        274,671     (19,654)        9,413,610  130,180   25,280,471  56,717,461
Net profit for the period             -            -              -            -                -        -   11,829,023  11,829,023
2004 final and special
   final dividends                    -            -              -            -                -        -  (3,495,963) (3,495,963)
Exercise of share options            49        4,451              -            -                -        -            -       4,500
Employee share option
   expenses                           -            -              -            -                -   11,763            -      11,763
Unrealised gains from
   available-for-sale
   marketable securities              -            -              -            -                -   31,645            -      31,645
Foreign currency
   translation
   differences                        -            -              -     (39,653)                -        -            -    (39,653)
Net gains/(losses) not
   recognised in the
   income statement                   -            -              -     (39,653)                -   31,645            -     (8,008)
Balances at 30 June 2005        876,635   20,766,048        274,671     (59,307)        9,413,610  173,588   33,613,531  65,058,776

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)

1.   BASIS OF PREPARATION AND ACCOUNTING POLICIES

     The consolidated interim financial statements are prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting". The accounting policies and basis of preparation used in the preparation of the interim financial statements are the same as those used in the annual financial statements for the year ended 31 December 2004, except in relation to the following new and revised Hong Kong Financial Reporting Standards ("HKFRSs", which also include HKASs and Interpretations) which are generally effective and are relevant to the Group's operations for accounting periods beginning on or after 1 January 2005, and are adopted the first time by the Group for the current period's financial statements:


     HKAS 1     Presentation of Financial Statements
     HKAS 2     Inventories
     HKAS 7     Cash Flow Statements
     HKAS 8     Accounting Policies, Changes in Accounting Estimates and Errors
     HKAS 10    Events after the Balance Sheet Date
     HKAS 12    Income Taxes
     HKAS 16    Property, Plant and Equipment
     HKAS 17    Leases
     HKAS 18    Revenue
     HKAS 19    Employee Benefits
     HKAS 21    The Effects of Changes in Foreign Exchange Rates
     HKAS 23    Borrowing Costs
     HKAS 24    Related Party Disclosures
     HKAS 27    Consolidated and Separate Financial Statements
     HKAS 28    Investments in Associates
     HKAS 32    Financial Instruments: Disclosure and Presentation
     HKAS 33    Earnings per Share
     HKAS 36    Impairment of Assets
     HKAS 37    Provisions, Contingent Liabilities and Contingent Assets
     HKAS 38    Intangible Assets
     HKAS 39    Financial Instruments: Recognition and Measurement
     HKFRS 2    Share-based Payment
     HKFRS 3    Business Combinations

     The adoption of HKASs 1, 2, 7, 8, 10, 12, 16, 17, 18, 19, 21, 23, 24, 27,
     28, 33, 36, 37, 38 and HKFRS 3 has no material impact on the accounting policies of the Group and the methods of computation in the Group's financial statements. The impacts of adopting other HKFRSs are detailed as follows:

     HKAS 32 and HKAS 39 - Financial Instruments

     (i)  Investments in equity and debt securities

          In prior periods, the Group classified its investments in short term debt and equity securities as short term investments which were not intended to be held on a continuing basis and those investments were stated at fair values at the balance sheet date, on an individual investment basis. The gains or losses arising from changes in the fair value of such securities were credited or charged to the income statement in the period in which they arose.

          Upon the adoption of HKAS 39, the Group classifies its financial assets, including investments, in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the financial assets are acquired. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date.

          (a)  Financial assets at fair value through profit or loss

               This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if it is acquired principally for the purpose of selling in the short term or so designated by management. Derivatives are also categorised as held for trading unless they are designated as hedges as detailed below. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months from the balance sheet date. During the period, the Group did not hold any financial assets in this category.

          (b)  Loans and receivables

               Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date, which are included in non-current assets. Loans and receivables are included in trade and other receivables in the balance sheet.

          (c)  Held-to-maturity investments

               Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity. During the period, the Group did not hold any investments in this category.

          (d)  Available-for-sale financial assets

               Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months from the balance sheet date.

          Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred to another entity and the Group has transferred substantially all risks and rewards of ownership to another entity. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method. Realised and unrealised gains and losses arising from changes in the fair value of the "financial assets at fair value through profit or loss" are included in the income statement in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of non-monetary securities classified as available-for-sale are recognised in equity. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains or losses from investment securities.

          The fair values of quoted investments are based on current bid prices. If the market for a financial asset (and for unlisted securities) is not active, the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, and the use of the discounted cash flow analysis and option pricing models refined to reflect the issuer's specific circumstances.

          When the fair value of unlisted equity securities cannot be reliably measured because (1) the variability in the range of reasonable fair value estimates is significant for that investment, or (2) the probabilities of various estimates within the range cannot be reasonably assessed and used in estimating fair value, such securities are stated at cost.

          The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the securities below their cost is a crucial factor in determining whether the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss measured as the difference between the acquisition cost and the current fair value, less any impairment losses on that financial asset previously recognised in the income statement is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.

     (ii) Derivative financial instruments

          In prior periods, the Group recognised at fair value all of its derivative financial instruments that are not designated as part of a hedging relationship with the resulting gain or loss being recognised in the income statement.

          HKAS 39 requires companies to recognise all of their derivative financial instruments as either assets or liabilities at fair value. The accounting for changes in the fair value (i.e. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship, and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, a cash flow hedge or a hedge of a net investment in a foreign operation.

          For derivative financial instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative financial instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognised in the income statement during the period of the change in fair values. For derivative financial instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on a derivative financial instrument is reported in equity and reclassified into earnings in the same period or periods during which the hedged transaction affects income. The remaining gain or loss on the derivative financial instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognised in the income statement during the period of change. For derivative financial instruments that are designated and qualify as a hedge of a net investment in a foreign currency, the gain or loss is reported in equity as part of the cumulative translation adjustment to the extent it is effective. Any ineffective portions of net investment hedges are recognised in the income statement during the period of change. For derivative financial instruments not designated as hedging instruments, the gain or loss is recognised in the income statement during the period of change.

     (iii) Convertible bonds

          In prior periods, convertible bonds were stated at amortised cost.

          Upon the adoption of HKAS 32 and HKAS 39, the Group's convertible bonds issued with a cash settlement option and other derivative features are split into liability and derivative components based on their fair values.

          The fair value of the liability component is determined using the market rate for an equivalent non-convertible bonds on the issuance of the convertible bonds and this amount is carried as a long term liability on the amortised cost basis until extinguished on conversion or redemption.

     (iv) Combined effects of adoption of HKAS 32 and HKAS 39

          HKAS 32 mainly affects the accounting and disclosure for the convertible bonds, which has been applied retrospectively with comparatives restated. The adoption of HKAS 32 resulted in an increase in derivative financial instruments and a decrease in long term guaranteed notes of RMB448,385,000 respectively as of 31 December 2004. There was no significant impact on the income statements of current or prior years.

          The adoption of HKAS 39 resulted in an increase in opening reserves and a decrease in retained earnings at 1 January 2005 by RMB20,036,000. The details of the adjustments to the condensed consolidated balance sheet at 30 June 2005 and condensed consolidated income statement for the six months ended 30 June 2005 are as follows:

                                                          As at 30 June 2005
                                                                 (Unaudited)
          Consolidated Balance Sheet                                 RMB'000

          Increase in other reserves                                  51,681
          Decrease in retained earnings                             (51,681)

                                                    For the six months ended
                                                                30 June 2005
                                                                 (Unaudited)
          Consolidated Income Statement                              RMB'000

          Increase in loss on derivative
            financial instruments                                      6,320

          Comparative amounts have not been restated as this is not allowed under the transitional provisions of HKAS 39.

     HKFRS 2 - Share-based Payment

     In prior periods, no recognition and measurement of share-based transactions in which employees (including directors) were granted share options over shares in the Company was required until such options were exercised by employees at which time share capital and share premium were credited.

     Upon the adoption of HKFRS 2, when employees (including directors) render services as consideration for equity instruments ("equity-settled transactions"), the cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of the Company, if applicable.

     The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the "vesting date"). The cumulative expense recognised for equity-settled transactions at each balance sheet date until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest. The charge or credit to the income statement for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

     No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

     The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

     The new accounting policy has been applied retrospectively with comparatives restated in accordance with HKFRS 2. The impact of the adoption of HKFRS 2 on the Company's financial position and results is as follows:


                                              30 June 2005  31 December 2004
                                               (Unaudited)         (Audited)
                                                   RMB'000           RMB'000

      Increase in other reserves                   121,907           110,144
      Decrease in retained earnings              (121,907)         (110,144)

                                                 For the six months ended
                                               30 June 2005     30 June 2004
                                                (Unaudited)      (Unaudited)
                                                    RMB'000          RMB'000

      Increase in selling and
        administrative expenses                      11,763           24,474

2.   ACQUISITIONS

     During the period, the Company completed the acquisition of the North West Shelf Project in June 2005. The Group's participation in the North West Shelf Project has not started commercial operations.

     Details of the net assets acquired are as follows:

                                                                RMB'000

      Purchase consideration:
      - Consideration paid                                    4,452,773
      - Direct costs relating to the acquisition                 84,132
      Total purchase consideration                            4,536,905

      The assets and liabilities arising
      from the acquisition are as follows:

                                                                RMB'000

      Oil and gas properties                                  3,204,039
      Gas processing rights                                   1,332,866
      Net assets acquired                                     4,536,905
      Purchase consideration settled in cash                  4,536,905

     The purchase price allocation set out above is still preliminary, pending the valuation of the relevant assets and the confirmation of the tax basis of the underlying assets.

     The interest of the Group in the North West Shelf Project have been charged to the other partners of the Project as security for certain of the Group's liabilities relating to the Project.

     In addition, the Company, through its wholly-owned subsidiary, has signed an agreement with a Canadian based company, MEG Energy Corporation ("MEG"), to acquire a 16.69% equity interest in MEG. The Company completed the transaction and paid C$150 million for the acquisition of 13,636,364 common shares of MEG in March 2005. MEG is principally engaged in the production of oil sands.

3.   OIL AND GAS SALES AND MARKETING REVENUE

     Oil and gas sales represent the invoiced value of sales of oil and gas attributable to the interests of the Group, net of royalties and the government share of allocable oil that is lifted and sold on behalf of the PRC government. Sales are recognised when the significant risks and rewards of ownership of oil and gas have been transferred to customers.

     Marketing revenues represent the sales of oil purchased from foreign partners under production sharing contracts and the revenues from the trading of oil through the Company's subsidiary in Singapore. The costs of the oil sold are included in "Crude oil and product purchases" in the condensed consolidated income statement.

4.   TAX

     (i)  Income tax

          The Company and its subsidiaries are subject to income taxes on an entity basis on the profits arising in or derived from the tax jurisdictions in which they are domiciled and operate. The Company is not liable for profits tax in Hong Kong as it does not have any assessable income currently sourced from Hong Kong.

          The Company's subsidiary, CNOOC China Limited, is a wholly-foreign-owned enterprise established in the PRC. It is exempt from the 3% local surcharge and is subject to the enterprise income tax of 30% under the prevailing tax rules and regulations.

          The Company's subsidiary in Singapore, China Offshore Oil (Singapore) International Pte. Ltd., is subject to income tax at rates of 10% and 20%, for its oil trading activities and other income-generating activities, respectively. The Company's subsidiaries owning interests in oil and gas properties in Indonesia along the Malacca Strait are subject to corporate and dividend tax at the rate of 44%. The Company's subsidiaries owning interests in oil and gas properties in Indonesia acquired from Repsol YPF, S.A. are subject to corporate and dividend tax at rates ranging from 43.125% to 51.875%. All of the Company's other subsidiaries are not subject to any income tax in their respective jurisdictions for the period presented.

     (ii) Other taxes

          The Company's PRC subsidiary pays the following other taxes:

          o Production taxes equal to 5% of independent production and production under production sharing contracts; and

          o    Business tax ranging from 3% to 5% on other income.

5.   EARNINGS PER SHARE

                                                                                            Six months ended 30 June
                                                                                               2005                   2004
                                                                                        (Unaudited)            (Unaudited)
                                                                                                                (restated)
      Earnings:
      Net profit for the period for the purpose of basic earnings per share
      Interest expenses and losses                                                RMB11,829,023,000       RMB7,017,453,000
      recongnised on the derivative component of convertible bonds                    RMB94,649,000                      -
      Net profit for the period for the purpose of diluted earnings per share     RMB11,923,672,000       RMB7,017,453,000

      Number of shares:
      Weighted average number of ordinary shares for the purpose of basic            41,052,375,275         41,070,828,275
         earnings per share before effects of shares repurchased and share options exercised
      Effect of shares repurchased                                                                -            (2,644,243)
      Effect of share options exercised                                                   1,946,406                      -
      Weighted average number of ordinary shares for the purpose of basic            41,054,321,681         41,068,184,032
         earnings per share
      Effect of dilutive potential ordinary shares under the share option                74,986,148             56,093,679
         schemes
      Effect of dilutive potential ordinary shares for convertible bonds              1,183,066,002                    -
      Weighted average number of ordinary shares for the purpose of diluted          42,312,373,831         41,124,277,711
         earnings per share
      Earnings per share   - Basic                                                          RMB0.29                RMB0.17
                      - Diluted                                                             RMB0.28                RMB0.17

6.   INTANGIBLE ASSETS

     During the period, the Company completed the acquisition of the North West Shelf Project. Accordingly, the consideration prepaid for the gas processing rights is recorded as an intangible asset and will be amortised upon the commercial production of the liquefied natural gas.

7.   ACCOUNTS RECEIVABLE, NET

     The customers are required to make payment within 30 days after the delivery of oil and gas. As at 30 June 2005 and 31 December 2004, substantially all of the accounts receivable would be aged within six months.

8.   ACCOUNTS PAYABLE

     As at 30 June 2005 and 31 December 2004, substantially all of the accounts payable would be aged within six months.

9.   SHARE CAPTIAL


                                                                                                                Issued share
                                                                                                                     capital
                                                                       Number of shares      Share capital     equivalent of
                                                                                                   HK$'000           RMB'000
      Shares
      Authorised:
        Ordinary shares of HK$0.02 each as at 30 June 2005 and 31        75,000,000,000          1,500,000
      December 2004
      Issued and fully paid:
        Ordinary shares of HK$0.02 each as at 1 January 2004*            41,070,828,275            821,417           876,978
      Repurchased and cancelled                                            (18,453,000)              (369)             (392)
      As at 31 December 2004 (audited)                                   41,052,375,275            821,048           876,586
      Exercise of options                                                     2,300,100                 46                49
      As at 30 June 2005 (unaudited)                                     41,054,675,375            821,094           876,635

      *    Adjustment has been made to take account of the subdivision of issued and unissued shares of HK$0.10 each into five shares of HK$0.02 each effective on 17 March 2004.

10.  DIVIDENDS

     On 30 August 2005, the board of directors declared an interim dividend of HK$0.05 per share (2004: HK$0.03 per share), totalling HK$2,052,733,769
     (equivalent to approximately RMB2,138,128,000) (2004: RMB1,308,225,000);
     and a special interim dividend of HK$0.05 per share (2004: HK$0.05 per share), totalling HK$2,052,733,769 (equivalent to approximately RMB2,138,128,000) (2004: RMB2,180,375,000). In addition, the company paid a special interim dividend in 2004 of HK$0.06 per share, totalling HK$2,464,249,697 (equivalent to approximately RMB2,617,526,000) in place of its 2003 final dividend.

11.  SEGMENT INFORMATION

     The Group is involved in the upstream operating activities of the petroleum industry which comprises production sharing contracts with foreign partners, and independent operations and trading business. These segments are presented primarily because senior management makes key operating decisions and assesses the performance of these segments separately. The Group's activities are conducted primarily in the PRC and Indonesia.

     The following table presents revenue and profit information for the Group's business segments:


                                                Production sharing
                     Independent operations          contracts            Trading business            Unallocated
                        Six months ended         Six months ended         Six months ended          Six months ended
                            30 June                   30 June                 30 June                   30 June
                           2005         2004         2005        2004         2005        2004         2005         2004
                    (Unaudited)  (Unaudited)  (Unaudited) (Unaudited)  (Unaudited) (Unaudited)  (Unaudited)  (Unaudited)
                                  (Restated)               (Restated)               (Restated)                (Restated)
                        RMB'000      RMB'000      RMB'000     RMB'000      RMB'000     RMB'000      RMB'000      RMB'000
     Segment
       revenue
     Sales to
       external
       customers:
     Oil and gas     10,202,301    6,820,277   14,531,690   9,207,268            -           -            -            -
       sales
     Marketing                -            -            -           -    8,035,007   8,223,351            -            -
       revenues
     Other income         5,367        6,387       57,420      63,355            -           -          288            -
     Total           10,207,668    6,826,664   14,589,110   9,270,623    8,035,007   8,223,351          288            -
     Segment
       results
     Net profit       6,826,573    4,081,059   10,097,885   5,275,654       83,618     100,544  (5,179,053)  (2,439,804)


                         Consolidated
                       Six months ended
                            30 June
                           2005        2004
                    (Unaudited) (Unaudited)
                                 (Restated)
                        RMB'000     RMB'000
     Segment
       revenue
     Sales to
       external
       customers:
     Oil and gas     24,733,991  16,027,545
       sales
     Marketing        8,035,007   8,223,351
       revenues
     Other income        63,075      69,742
     Total           32,832,073  24,320,638
     Segment
       results
     Net profit      11,829,023   7,017,453


12.   ADDITIONAL FINANCIAL INFORMATION

      As at 30 June 2005, net current assets and total assets less current liabilities of the Group amounted to approximately RMB28,575,694,000 and RMB92,400,282,000 (2004: RMB24,890,362,000 and RMB83,674,168,000),
      respectively.

AUDIT COMMITTEE

The audit committee has reviewed together with the management the accounting principles and practices adopted by the Group and discussed the internal control and financial reporting matters. The interim results for the six months ended 30 June 2005 are unaudited, but have been reviewed by Ernst & Young in accordance with Statement of Auditing Standards 700 "Engagement to review interim financial reports", issued by the Hong Kong Institute of Certified Public Accountants. The interim financial report has been reviewed by the audit committee.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

There has been no purchase, sale or redemption of the Company's listed securities by the Company or its subsidiaries during the six months ended 30 June 2005.

CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with the code provisions of the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 of the Listing Rules throughout the six months ended 30 June 2005, except for the following deviations from code provisions A.2.1, A.4.1, A.4.2 and B.1.3 only.

Code Provision A.2.1

Under code provision A.2.1, the roles of the chairman and chief executive officer are required to be separated and not to be performed by the same individual.

Mr. Fu Chengyu ("Mr. Fu") is the chairman of the Company. In addition to the roles of the chairman, the roles of chief executive officer is also designated to Mr. Fu because of the nature of the Company's operations. This constitutes a deviation from code provision A.2.1. The reason for such deviation is set out below.

The Company is engaged in the pure oil exploration and production business which is different from integrated oil companies which engage in both upstream and downstream operations. In light of this, the board considers that the interest of the Company's oil exploration and production business is best served when strategic planning decisions are made and implemented by the same person. The Company's nomination committee also agreed that it is in the best interest of the Company that the roles of the chairman of the board of Directors and chief executive officer be performed by the same individual.

In light of the above, the Company does not currently propose to designate another person as the chief executive officer of the Company.

Code Provision A.4.1

Under code provision A.4.1, non-executive directors should be appointed for a specific term and be subject to re-election.

None of the existing Independent Non-executive Directors of the Company is appointed for a specific term. This constitutes a deviation from code provision A.4.1. However, all the Directors of the Company (executive and non-executive) are subject to the retirement provisions under article 97 of the articles of association of the Company ("Article 97"). According to
Article 97, one-third of the Directors for the time being must retire from the office by rotation at each annual general meeting. The Company has observed the need for good corporate governance practice and all the existing Independent Non-executive Directors of the Company have been re-elected in past three years, except Mr. Tse Hau Yin, Aloysius ("Mr. Tse"), who was appointed as an independent non-executive Director of the Company in place of Mr. Schurtenberger on 8 June 2005. Therefore, the Company considers that sufficient measures have been taken to ensure that the Company's corporate governance practices are no less exacting than those in the Code.

Code Provision A.4.2

Under code provision A.4.2, every Director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years. Mr. Fu, the chairman of the Company, was re-elected as a Director on 6 June 2002. He did not retire by rotation at the annual general meeting held on 25 May 2005 as under Article 97 a Director who is also a chairman or chief executive officer of the Company is exempted from the requirement to retire by rotation. Mr. Fu will however retire by rotation and be subject to re-election by shareholders in the future, in compliance with code provision A.4.2.

Code Provision B.1.3

Code provision B.1.3 requires the terms of reference of the remuneration committee of the Company to include, as a minimum, certain specific duties set out in such code provision.

Previously, the Company's remuneration committee charter did not mirror the exact wording of the terms of reference in code provision B.1.3. The Company has therefore revised its remuneration committee charter to comply with the provisions in code provision B.1.3.

Model code for Securities Transactions by Directors of Listed Issuers

The Company has adopted a code of ethics ("Code of Ethics") incorporating the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules. Having made specific enquiry of all directors, the directors confirm that they complied, during the six months ended 30 June 2005, with the Company's Code of Ethics and the required standards set out in the Model Code.

REGISTER OF MEMBERS

The Register of Members of the Company will be closed from 15 September 2005 to 22 September 2005 (both days inclusive) during which no transfer of shares can be registered. In order to qualify for the interim dividend and the special interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's registrar, Hong Kong Registrars Limited, Room 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4.00 p.m. on 14 September 2005.

The Board comprises of:

Executive Directors
Fu Chengyu (Chairman)
Zhou Shouwei
Luo Han
Wu Guangqi

Independent Non-executive Directors
Chiu Sung Hong
Kenneth S. Courtis
Evert Henkes
Tse Hau Yin, Aloysius

                                                         By Order of the Board
                                                               Cao Yunshi
                                                           Company Secretary

Hong Kong, 30 August 2005

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as "forward-looking statements". Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             CNOOC Limited


                                             By:  /s/ Cao Yunshi
                                                  -----------------------------
                                                  Name: Cao Yunshi
                                                  Title:  Company Secretary

Dated: August 31, 2005